[redacted]

SECL 08031337 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30055

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEIDTKE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 4TH AVENUE NORTH, SUNTRUST BANK BUILDING, SUITE 1950
(No. and Street)

NASHVILLE	TN	37219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LYMAN O. HEIDTKE (615) 254-0992
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THE BAKER GROUP, P.C.
(Name – *if individual, state last, first, middle name*)

1504 17TH AVENUE SOUTH	NASHVILLE	TN	37212
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 29 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LYMAN O. HEIDTKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEIDTKE & COMPANY, INC., as of MARCH 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANNE K. SHELBY
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY
My Comm. Expires November 7, 2011

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

HEIDTKE & COMPANY, INC.

MARCH 31, 2008

TABLE OF CONTENTS

THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Heidtke & Company, Inc.
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Heidtke & Company, Inc. (the Company) as of March 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heidtke & Company, Inc. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements take as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements take as a whole.

The Baker Group, P.C.

May 15, 2008

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

HEIDTKE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2008

ASSETS

Cash	$ 228,664
Cash segregated under federal and other regulations (Note 3)	0
Receivables from brokers and dealers:	
Commissions receivable	47,085
Other receivables	26,607
Receivables from non customers	6,775
Securities owned (Note 2):	
Marketable, at market value	282,754
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $70,021	14,470
Other Assets	7,755
Total Assets	$614,110

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to brokers & dealers	$ 8,701
Accounts payable, accrued expenses, and other liabilities	161,993
Total Liabilities	170,694
Stockholder's equity	
Common stock	
$1 par value, 100,000 shares authorized and 1,282 shares outstanding	1,282
Additional paid-in capital	111,593
Retained earnings	330,541
Total Stockholder's Equity	443,416
Total Liabilities and Stockholder's Equity	$614,110

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2008

Revenues	
Commissions and fees	$1,062,540
Net dealer inventory and investment gains (loss)	
(Net unrealized loss of ($27,953) - Note 2)	35,620
Interest and dividends	61,664
Total Revenue	1,159,824
Expenses	
Commissions	155,364
Clearing fees	116,863
Professional fees	19,559
Insurance	955
Interest expense	3,868
Telephone & answering service	25,821
Rent	45,675
Wages	495,307
Taxes	35,980
Regulatory fees	19,959
Dues, licenses & subscriptions	4,276
Employee benefit program	16,566
Employee education	3,873
Entertainment	39,666
Postage	6,563
Equipment expense	55,123
Travel	23,397
Office supplies	9,653
Parking	10,877
Depreciation and amortization	8,500
Contributions	750
Total expenses	1,098,595
Income before income taxes	61,229
Income taxes	11,900
Net income	$ 49,329

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2008

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Beginning Balance	1,282	$1,282	$111,593	$281,212	$394,087
Net Income for Year	—	—	—	49,329	49,329
Ending Balance	1,282	$1,282	$111,593	$330,541	$443,416

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2008

Cash flows from operating activities	
Net income	$ 49,329
Adjustments to reconcile net income to net cash provided by Operating Activities:	
Depreciation and amortization	8,500
Decrease in receivables	11,206
Decrease in investment securities	114,167
Decrease in other assets	320
Decrease in payable to clearing broker	(26,968)
Decrease in payable to non-customers	(18,036)
Increase in accrued expenses	75,722
Net cash provided (used) by operating activities	214,240
Cash flows from Investing Activities	
Purchase of Equipment	(3,288)
Net cash provided (used) by investing activities	(3,288)
Net increase in cash and cash equivalents	210,952
Cash and cash equivalents at beginning of year	17,712
Cash and cash equivalents at end of year	$ 228,664

Supplemental Information:	
Income taxes	$10,910
Interest expense	3,868

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting which is in conformity with generally accepted accounting principles. Accordingly, revenues are recorded when due rather than when received, and expenses are recorded when incurred rather than when paid.

Business Activity
The Company operates a stock brokerage firm in Nashville, Tennessee.

Depreciation - The Corporation has elected to use the accelerated method of depreciation for tax purposes and the straight-line method of depreciation for financial reporting purposes.

Income Taxes - Income taxes are provided for based on the income reported on the financial statements which is materially the same as the taxes reported on the tax returns.

Cash and Cash Equivalents - For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments with Off-Balance Sheet Risk - In the normal course of business the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Net Capital Requirements - The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2008 the Company had net capital of $357,660 which was $257,660 in excess of its required net capital of $100,000.

Qualified Deferred Compensation Plan - The Company maintains a qualified deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. Company contributions to the plan were $16,566 for the current year.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

NOTE 2 - UNREALIZED GAIN AND (LOSS) ATTRIBUTABLE TO INVESTMENTS

		Cost	Market	Unrealized Gain(loss)
	Stocks			
25,525 shs	Bontex Inc.	$ 6,704	$ 3,574	$ (3,130)
4,000 shs	Deswell Industries	44,679	25,000	(19,679)
5,000 shs	Euroseas Ltd.	33,754	60,000	26,246
14,000 shs	Genl Employment Entpr Inc.	24,228	19,320	(4,908)
2,000 shs	Regions Financial Corp.	52,884	39,500	(13,384)
68,000 shs	Speizman Industries Inc	684	102	(582)
5,000 shs	Supreme Industries Inc	33,008	28,100	(4,908)
2,710 shs	T-Bay Holdings Inc	2,176	6,585	4,409
5,000 shs	Uinlens Vision, Inc.	16,508	16,262	(246)
1,300 shs	Wachovia Corp	49,793	35,100	(14,693)
Various	Various Not Readily Marketable Securities	0	7,897	7,897
	Closed End Mutual Funds			
4,000 units	EQUUS	34,282	27,000	(7,282)
	Preferred Stocks			
1,491 shs	Aristotle Corp 11% Conv. Pfd	12,007	14,314	2,307
		$310,707	$282,754	$(27,953)

NOTE 3 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $0 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 4 - LEASES

The Company leases office space under an operating lease expiring on May 1, 2009. Rent expense for the year ending March 31, 2008 was $45,675. Future minimum payments due on the non-cancelable lease are as follows:

Fiscal Year Ending	Annual Payments
2009	44,929
2010	3,753
	$48,682

NOTE 5 - RELATED PARTY

The Company received commissions from it's stockholder for the execution of trades for a Limited Partnership in which the stockholder is also the general partner. The total commission income received for these transactions in the current year was $529,440. The related accounts receivable amounted to $0.

HEIDTKE & COMPANY, INC.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SEC

AS OF MARCH 31, 2008

Total stockholder's equity from Statement of Financial Condition		$443,416
Total stockholder's equity qualified for net capital		443,416
Deductions and/or charges		
A. Non-allowable assets		
Receivable from brokers or dealers	$ 47	
Receivable from non-customers	6,775	
Furniture & equipment	14,470	
Other assets	7,755	
		29,047
Net capital before haircuts		414,369
Other securities	53,925	
Undue concentration	2,784	
Haircuts on securities		56,709
NET CAPITAL		$357,660

HEIDTKE & COMPANY, INC.
SCHEDULE 2
Reconciliation of Broker's Computation of Net Capital
To Auditor's Computation of Net Capital
Under Rule 15c3-1
AS OF MARCH 31, 2008

	Broker's Computation	Difference	Auditor's Computation
1. Total ownership equity	$581,037	$(137,621) (1)	$443,416
3. Total	581,037	(137,621)	443,416
5. Total capital	581,037	(137,621)	443,416
6. A. Non-allowable assets	34,410	(5,363) (2)	29,047
Total deductions	34,410	(5,363)	29,047
8. Net capital before haircuts	546,627	(132,258)	414,369
9. Haircuts on securities:			
C. 4. Other Securities	53,925		53,925
D Undue Concentration	800	1,984 (3)	2,784
Total haircuts	54,725	1,984	56,709
10. Net capital	$491,902	$ (134,242)	$357,660

(1)	Accrual of year end bonuses	$(152,500)
	Accrual of commissions receivable	2,634
	Recording of additional fixed assets	3,288
	Adjustment of depreciation expense	(8,500)
	Adjustment to cash for old check	(231)
	Adjustment of corporate income taxes	23,853
	Adjustment to other assets	(150)
	Accrual of various month end expenditures	(6,015)
		$(137,621)
(2)	Net decrease in furniture and equipment	$ (5,213)
	Net decrease in other assets	(150)
		$ (5,363)
(3)	Due to change in current capital after audit adjustments	$ 1,984

HEIDTKE & COMPANY, INC.

SCHEDULE 3

COMPUTATION OF RESERVE REQUIREMENTS
AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SEC

AS OF MARCH 31, 2008

Heidtke & Company, Inc. did not carry any margin accounts, maintained no securities on hand, promptly transmits all customer funds, and will not otherwise hold funds or securities for, or owe money or securities to, customers, and will effectuate all financial transactions between the broker or dealer and his customers through a special bank account which will be designated as "Special Account for the Exclusive Benefit of Customers of Heidtke & Company, Inc." thereby meeting the conditions of Rule 15c3-3(k)(2)(i) exempting it from the requirements of Customer Protection Rule 15c3-3.

HEIDTKE & COMPANY, INC.

SCHEDULE 4

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF MARCH 31, 2008

Minimum net capital required	$ 11,380
Minimum dollar net capital requirement of reporting broker	$100,000
Net capital requirements	$100,000
Excess net capital	$257,660

COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

Total liabilities from statement of financial condition	$170,694
Less: non aggregate indebtedness	0
AGGREGATE INDEBTEDNESS	$170,694

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$170,694	
Net capital	$357,660	47.73%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE YEAR ENDED MARCH 31, 2008

Beginning Balance	$ 0.00
Additions	0.00
Deductions	0.00
Ending Balance	$ 0.00

THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5**

Heidtke & Company, Inc.
Nashville, Tennessee

In planning and performing our audit of the financial statements of Heidtke & Company, Inc. (the Company), as of and for the year ended March 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

May 15, 2008

The Baker Group, P.C.

END